UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No. 9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Extraordinary General Meeting

On June 29, 2026, the Board of Directors of Wing Yip Food Holdings Group Limited (the “Company”) resolved by written resolutions to convene the 12th Extraordinary General Meeting of the Company (the “EGM”). The EGM will be held on Monday, August 10, 2026, at 10:00 a.m. at E-room Center, 22 Uisadang-daero, Yeongdeungpo-gu, Seoul, Korea. The record date for determining shareholders entitled to exercise voting rights at the EGM is July 14, 2026, pursuant to Article 128 of the Articles of Association of the Company (the “Articles of Association”).

The following matters will be considered at the EGM:

Resolution No. 1 — Authorization to the Board of Directors to Issue New Shares, Bonds and Other Securities

The Company proposes that, pursuant to Article 8(b) of the Articles of Association and the circumstances specified therein (including the applicable allottees, where relevant), full authority to issue and allot new shares, bonds and other securities be delegated to the Board of Directors.

Resolution No. 2 — Approval of the Proposed Private Placement of New Shares

The Board of Directors proposes to issue an aggregate of 14,000,000 new ordinary shares (the “New Shares”) by way of private placement to the following subscribers on the following terms:

Subscriber	Number of Shares	Amount (KRW)	Amount (HKD)
WANG TINGFENG	7,000,000	11,200,000,000	56,823,947.23
WONG SIO CHAN	3,500,000	5,600,000,000	28,411,973.62
RUI XING INTERNATIONAL HOLDINGS LIMITED	3,500,000	5,600,000,000	28,411,973.62
Total	14,000,000	22,400,000,000	113,647,894.47

The New Shares will be issued at a price of KRW1,600 per share for a total issue size of KRW 22,400,000,000 (HKD 113,647,894.47). Payment is due on August 10, 2026, with the New Shares expected to be issued on September 9, 2026, subject to the approval by the Company’s shareholders and the progress of Hong Kong registration and other regulatory filing procedures. The New Shares will be delivered through the Securities Agency Department of the Korea Securities Depository (KSD) and will be subject to a lock-up period of one (1) year.

The intended use of proceeds is as follows:

Purpose	Description	2026	2027	After 2027	Total
Working Capital	Procurement Costs	3,584 million KRW	3,584 million KRW	1,792 million KRW	8,960 million KRW
Working Capital	Marketing Expenses	3,584 million KRW	3,584 million KRW	1,792 million KRW	8,960 million KRW
Working Capital	Research & Development	1,792 million KRW	1,792 million KRW	896 million KRW	4,480 million KRW
Total		8,960 million KRW	8,960 million KRW	4,480 million KRW	22,400 million KRW

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: June 29, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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